As filed with the Securities and Exchange Commission on March 8, 1999

                                               Registration No. 333- _________

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         APPLIED MAGNETICS CORPORATION
            (Exact name of registrant as specified in its charter)


            Delaware                                     95-1950506
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                      Identification No.)
                           -------------------------

                              75 Robin Hill Road
                           Goleta, California 93117
                                (805) 683-5353

        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           -------------------------

                               CRAIG D. CRISMAN
                            Chief Executive Officer
                         Applied Magnetics Corporation
                              75 Robin Hill Road
                           Goleta, California 93117
                                (805) 683-5353

          (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With a copy to:

                          JAMES J. SLABY, JR., ESQ.
                   Sheppard, Mullin, Richter & Hampton LLP
                      333 South Hope Street, 48th Floor
                        Los Angeles, California 90071
                                (213) 620-1780
                         ----------------------------

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If the any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
                             Proposed
  Title of                    maximum     Proposed
each class of                offering     maximum        Amount
securities        Amount      price       aggregate        of
   to be          to be        per        offering     registration
registered      registered   share (1)      price         fee
----------      ----------   ---------      -----         ---

Common Stock,
$.10 par value  18,002,367   $3.875 (1)   $69,759,172  $13,951.84

-----------
      (1) Estimated solely for purposes of determining the registration fee under Rule 457(c). The price indicated is the closing price on the New York Stock Exchange on March 1, 1999.
-------------------------------------------------------------------------------
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission (the "Commission"), acting pursuant to said Section 8(a), may determine.

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE, AND WE MAY CHANGE IT. OUR STOCKHOLDERS MAY NOT SELL THESE SHARES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SHARES. IT IS NOT SOLICITING AN OFFER TO BUY THESE SHARES IN ANY STATE WHERE THEY DO NOT PERMIT THE OFFER OR SALE.

              Subject to Completion, Dated March 8, 1999 Prospectus


                          APPLIED MAGNETICS CORPORATION

                         18,002,367 Shares Common Stock

The 18,002,367 shares of Common Stock of Applied Magnetics Corporation which may be offered hereby shall be sold by certain stockholders named under the heading "Selling Stockholders". We will not receive any of the proceeds of any sales by the selling stockholders. The shares may be offered or sold by or for the account of the selling stockholders from time to time or at one time on the New York Stock Exchange, or otherwise, at prices and on terms to be determined at the time of the sale, directly or through brokers or dealers, who may receive compensation in the form of discounts, commissions or concessions.

The Common Stock is listed on the New York Stock Exchange under the symbol "APM." The closing price of the Common Stock on ___________, 1999 was $____ per share.

Investing in the Common Stock involves a high degree of risk. See "Risk Factors" beginning on page 9 for a discussion of certain factors you should consider before buying shares of the Common
Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          ---------------------------

              The date of this prospectus is ________, 1999

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549 and at the following regional offices of the SEC: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048.

      Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers (including us ) that file documents with the SEC electronically.

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of the Common Stock.

  o Annual Report on Form 10-K for the fiscal year ended October 3, 1998;

  o Quarterly Report on Form 10-Q for the fiscal quarter ended January 2, 1999; and

  o Current Reports on Form 8-K dated October 28, November 24, 1998 February 12, 1999 and Current Report on Form 8-K/A dated March 5, 1999.

      This prospectus is part of a registration statement we filed with the SEC.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Applied Magnetics Corporations, 75 Robin Hill Road, Goleta, California 93117, Attention: Peter T. Altavilla, Corporate Secretary.
Telephone:  (805) 683-5353.

      You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. Neither we nor any of the selling stockholders is making an offer of the Common Stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus.

                               PROSPECTUS SUMMARY

      YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION ABOUT OUR COMPANY AND OUR CONSOLIDATED
FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS
INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

      THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS BASED ON OUR CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT APPLIED MAGNETICS CORPORATION AND OUR INDUSTRY. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. APPLIED MAGNETICS' ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS AS MORE FULLY DESCRIBED IN THE "RISK FACTORS" SECTION AND ELSEWHERE IN THIS PROSPECTUS.

                                 The Company

      We are an independent manufacturer of magnetic recording heads and of head stack assemblies for disk drives. We manufacture advanced inductive thin film (thin film) disk head products and are in the process of qualifying our 4.3 gigabyte per 3.5 inch disk magnetoresistive (MR) disk head products, in each case, primarily to supply to manufacturers of 3.5 inch hard disk drives. Our products compete on the basis of price, performance, quality and availability. We have also begun development of giant magnetoresistive disk head products (GMR), also intended for computer disk drive applications.

      Hard disk drives are the predominant high capacity data storage device used in all classes of computers. Hard disk drives typically include one to ten disks onto and from which data is recorded and retrieved by two to 20 recording heads. These heads are positioned by an actuator assembly to fly within a microinch, or less, on one or both sides of each disk to read and write to the disk. The head (or "slider") is attached to a suspension assembly comprising a head gimbal assembly (HGA). Multiple HGAs, assembled together with other components, comprise a head stack assembly (HSA). We supply both HGAs and HSAs to disk drive manufacturers.

      Disk drive manufacturers are constantly developing higher capacity and higher performance products. Independent head suppliers, including us, work with the drive manufacturers to develop customized HGAs and HSAs for each new drive program. Head suppliers seek to have their products "designed-in" to specifications for a particular drive program, thus becoming a "primary supplier." Achieving primary supplier status usually offers a competitive advantage, manifested by higher internal yields and more favorable pricing, compared to entering the program later in its product life cycle.

      Multimedia personal computers and high end computer applications such as network servers (Internet and Intranet), workstations and mainframes are driving the continued demand for greater data storage capacity and performance. In addition, the market growth of notebook and sub-notebook computers has increased demand for smaller form factor disk drives. In fiscal 1998, the industry accelerated the shift from thin film to MR technology due to requirements for greater storage capacity and performance. MR disk heads, which generally permit greater storage capacities per disk and provide higher data transfer rates than thin film disk heads, now represent the fastest growing segment of the recording head industry.

      We have focused our long-range growth strategy on MR and GMR disk head technologies and we believe that GMR disk heads, which ultimately afford greater recording densities and other performance advantages as compared to either thin film or MR heads, represent the next important magnetic recording head technology.

      The disk drive industry entered into a general slowdown late in the first quarter of fiscal 1998 and simultaneously accelerated the transition from disk drives using advanced inductive thin film recording heads to MR recording heads. Our largest customer at the time, Western Digital Corporation, sharply reduced its production schedules as a reaction to the hard disk drive oversupply in the industry's distribution channel. As a result, we experienced significant cancellations, production reschedules and price reductions that impacted revenue, operating and financial results throughout fiscal 1998. We were late to market with our 2.1, 2.8, and 3.4 gigabyte per
3.5 inch disk MR products. As a result, MR head shipments were not a significant source of revenue in fiscal 1998. We expect to ship inductive thin film products with 2.1 gigabyte per 3.5 inch disk capacity through the second quarter of fiscal 1999, after which MR and GMR disk heads are expected to be the primary revenue source. During fiscal 1998, market conditions in the disk drive industry which we serve were characterized by continued short product life cycles and intense competition. The industry product life cycle is currently running approximately 9 to 12 months.

      On April 30, 1998, Western Digital and IBM entered into a letter of intent. IBM plans to supply Western Digital with GMR heads and other components and technology for desktop hard drives. Western Digital expects to introduce hard drives based on IBM products and designs in the first half of calendar year 1999. However, the agreement does not preclude other head suppliers, such as Applied, from competing on future non-IBM desktop programs at Western Digital. We cannot assure you, however, that we will be able to successfully bid for and receive purchase orders for these programs in the future.

      In response to reductions in production schedules, we reduced expenditures, including capital spending, in order to realign costs to the decreased level of business. In addition, we shut down our manufacturing facility in Ireland in order to consolidate foreign manufacturing operations. A pre-tax restructuring charge of $8.4 million was recorded during the first quarter of fiscal 1998, primarily related to the shutdown of the Ireland facility. Included in the charge was the write-down of certain tooling and equipment. We also decreased worldwide headcount from approximately 8,500 to 5,200 employees by the end of fiscal 1998.

      Fiscal 1999 will be another year of significant technology transition, as we continue our product evolution from predominantly inductive thin film to MR and GMR technology. We have made significant technology investments in fiscal 1998 and strengthened our MR development infrastructure by reorganizing our wafer development group, adding new management and engineering personnel with significant MR experience, expanding our MR and GMR wafer fabrication facilities. We also converted our inductive thin film wafer fabrication facility and equipment to have the capability of manufacturing the inductive thin film write element for MR and GMR heads. A successful transition will, however, require our engineering and production resources to meet their targeted design and process development plans, achieve timely qualification on customer MR and GMR drive programs and execute planned production ramps of these products. If we fail to achieve program qualification in a timely manner, we could suffer serious harm to our financial results.

                             Material Developments

      Effective February 11, 1999, through an Agreement and Plan of Merger, dated as of November 24, 1998 and amended and restated as of January 19, 1999, our wholly owned subsidiary combined with Das Devices, Inc., a Delaware corporation, in a merger transaction in which DAS became our wholly owned subsidiary. In connection with the merger, we issued or reserved for issuance to the holders of the Common Stock and Preferred Stock of DAS, option holders, warrant holders, employees and consultants, an aggregate of 13,051,872 shares of our Common Stock, constituting approximately 33% of our outstanding Common Stock after giving effect to the merger, but excluding the shares of Common Stock to be sold to certain investors following the merger. Directors and 5% stockholders of DAS are also subject to a provision in the merger agreement which restricts sales of our securities by DAS affiliates until the earlier of (i) 60 days after the merger or
(ii) 48 hours after one month of combined financial results have been published. The merger was approved by the DAS stockholders on February 11, 1999. The number of shares of Common Stock issued in the merger was determined through negotiations between our management and DAS management and was approved by each company's Board of Directors.

      Under the terms of a registration rights agreement with DAS, we have agreed to use commercially reasonable efforts to register the shares for resale under the Securities Act of 1933 within 60 days following the effective time of the merger. We agreed to indemnify each holder of registered shares for any loss caused by a material misstatement or omission in the registration statement, to the extent not based upon information provided by such holder. Each holder of shares included in such registration statement has agreed to indemnify us, any underwriter and each other such holder for any loss caused by a material misstatement or omission made in the registration statement in reliance on information provided to us by such holder.

      DAS is primarily engaged in research and development of high technology advancements in magnetic recording heads for hard disk drives for computer applications and production methods for these heads. DAS also has limited manufacturing capability and has begun to manufacture and ship disk drive heads in limited quantities. DAS is focused on developing products for 1999 and future periods that are advancements over presently available disk drive head products. The merger combines DAS' proprietary and patented state-of-the-art wafer technology with our high volume manufacturing capability. The merger also increases the ability of the combined company to produce GMR heads for the marketplace at high areal densities. The merger should also enable the combined company to compete more effectively against larger competitors by providing it with a greater ability to develop new products and to accelerate its time to market performance.


      On November 24, 1998, we entered into a Securities Purchase Agreement, as amended and restated as of January 19, 1999 (the "Securities Purchase Agreement"), with Sierra Ventures VI, Watershed Partners, L.P., Watershed Cayman, L.L.C., Haussman Holdings, East River Ventures, L.L.C., JAFCO America Ventures, Inc. and The Chase Manhattan Bank as Trustee for First Plaza Group Trust. On February 11, 1999, pursuant to the Securities Purchase Agreement, we sold to the investors 4,950,495 shares of Common Stock in consideration of the payment to us of $18,750,000. Under the terms of a registration rights agreement with the investors, we have agreed to use commercially reasonable efforts to register the shares for resale under the Securities Act of 1933, within 60 days of the date of sale. The registration rights agreement contains indemnities similar to those in our registration rights agreement with DAS. The registration rights agreement also contains restrictions on the resale of our securities by the investors similar to those contained in the merger agreement.

      Our principal executive offices are located at 75 Robin Hill Road, Goleta, California 93117, and our telephone number at that address is (805) 683-5353.

                                 The Offering


Shares Offered Hereby                   18,002,367 shares of Common
                                        Stock, $.10 par value.

Plan of Distribution                    All of the shares of Common
                                        Stock are being offered by the
                                        selling stockholders.  The
                                        selling stockholders may offer
                                        from time to time some or all
                                        of the shares of Common Stock
                                        held by them directly or
                                        through brokers or, dealers.
                                        See "Plan of Distribution".

Shares Outstanding                      42,144,043 shares of Common
                                        Stock as of February 25, 1999.

Proceeds We will not receive any of the proceeds from the sale of the shares by the selling stockholders. See "Use of
                                        Proceeds."

NYSE Trading Symbol                     APM

Risk Factors                            You should read carefully and
                                        consider the matters discussed
                                        under the heading "Risk
                                        Factors" beginning on Page 9.

                                 RISK FACTORS

      You should carefully consider the risks described below before investing in the Common Stock. The risks described below are not the only risks facing us. Additional risks and uncertainties that we do not presently know or that we do not presently believe are important to an investor may also harm us.

      If any of the events or conditions described in the following risks actually occur, our business, financial condition and results of operations could be seriously harmed. In that case, you may lose all or part of your investment.

      This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially as a result of certain factors, including the risks faced by us below and in the documents incorporated by reference by us herein.

We May Not Be Able to Respond to Technology Transitions

      The magnetic recording head industry involves rapidly changing technology, short product life cycles and intense price competition. We believe that the life cycle of industry products is currently running as short as nine to 12 months. Demand for greater data storage capacity requires disk drive and disk head manufacturers to continue to build greater performance into their respective products. We cannot assure you that our products will achieve the performance necessary to remain competitive, or that we will qualify as a supplier for disk drive manufacturers' programs.

      During fiscal 1998, Applied experienced a rapid technology transition as the disk drive industry moved from inductive thin film to magnetoresistive (MR) disk head technology. As a result of our inability to qualify our MR products on customer programs during fiscal 1998, we faced reduced customer demand for our products and significant reductions in revenues and experienced substantial losses. We are still working to achieve MR program qualifications and satisfactory production yields. Similarly, DAS abandoned its inductive thin film development program when the market moved to MR technology more quickly than DAS management expected.

      We cannot assure you that we will qualify for MR and giant magnetoresistive (GMR) disk head manufacturing programs or that we will not experience manufacturing and product quality problems in the future. Our future success depends on our ability to develop and qualify new products on a timely basis and to manufacture them in sufficient quantities to compete effectively on the basis of price and performance in customer's disk drives. We also cannot assure you that changes in technology will not result in a move away from MR and GMR technology to another technology.

DAS Technology Is Unproven and May Not Meet Expectations

      DAS' GMR technology and production advancements have been recently developed and are unproven. The DAS technology is currently being tested. The DAS GMR technology, however, may not meet expectations as to performance, durability or reliability or may otherwise fail to produce intended improvements over existing technologies. Although DAS technology has achieved favorable performance in testing, we cannot assure you that we will achieve these results in large-scale production. If favorable results are not achieved in large scale production, or the DAS technology fails to obtain expected results, we may be required to spend additional research and development funds to resolve problems or develop alternative solutions. In that event, we may lose the opportunity to bid for and receive additional customer contracts, and that may seriously harm our business, financial condition and results of operations.

We Are Dependent on Key Personnel

      We depend on the continuing services of key technical and management personnel, including Craig D. Crisman and John Foster. The loss of services of any of the key members of our management or technical teams or our failure to attract other qualified personnel could harm our business, financial condition and results of operations. Other than Mr. Crisman, none of our key
personnel is subject to an employment agreement.   In addition,
the competition to attract, retain and motivate qualified technical, sales and operations personnel in the disk drive industry is intense. We have at times experienced, and continue to experience, difficulty recruiting qualified personnel.

Amortization of Goodwill and Merger Expenses Will Delay
Profitability

      Amortization will reduce our profitability. The merger with DAS is being accounted for as a purchase, with the purchase price allocated to the acquired assets and liabilities of DAS. An in-process research and development charge, estimated to be approximately $28.7 million, will be recorded in the second quarter of fiscal 1999, the quarter during which the merger was completed. Intangible assets are comprised of developed technology and know-how of approximately $30.1 million and goodwill of approximately $12.2 million. The developed technology and know-how will be amortized as an expense over three years, and the goodwill will be amortized as an expense over seven years.

      We also anticipate that costs associated with the merger will negatively affect results of operations in the second quarter of fiscal 1999. We estimate that the combined company will incur approximately $3.5 million of expenses, primarily relating to costs associated with combining the operations of the two companies and the fees of financial advisors, attorneys and accountants. Although we do not believe that the costs will significantly exceed this amount, we cannot assure you that this estimate is correct or that unanticipated expenses (including research and development costs) will not substantially increase the costs of the merger.

Integrating Business Operations May Prove Difficult or Divert
Management Attention From Our Business

      The merger involves the integration of the operations and systems of the two companies and the realization of potential operating synergies may prove difficult. Management's attention may be diverted from other business concerns to address integration issues. These and other difficulties, including challenges related to assimilating and retaining personnel, associated with the merger may lead to potential short-term harm to operating results.

Our Quarterly and Annual Operating Results May Fluctuate Due to
Product Cycles

      Our operating results have fluctuated and may continue to fluctuate from quarter to quarter and year to year. For example, we experienced substantial losses in fiscal 1998. Our sales are generally made pursuant to individual purchase orders and customer-specific materials are ordered on the basis of these purchase orders. As customer programs reach the end of their life cycle, we may have to write-down inventory and equipment.
We must qualify on future programs to sell our products. We experienced cancellation, rescheduling and reduction of orders in fiscal 1998. Cancellations, rescheduling and reductions of orders result in inventory losses, under-utilization of production capacity and write downs of tooling and equipment which may seriously harm our business, financial condition and results of operations. Our operating results have in the past been and our operating results likely will in the future be harmed during periods when production capacity is underutilized.

We Are Exposed to Cycles in the Disk Drive Industry

      As a result of market growth in the computer industry, we experienced significant customer demand for our advanced inductive thin film products during fiscal 1997. By the end of fiscal 1998, our customers had discontinued development of new products based on inductive thin film disk head technology in favor of MR and GMR disk heads.

      The disk drive industry is very cyclical and historically has experienced periods of oversupply and reduced production levels, resulting in significantly reduced demand for disk heads, as well as intensely competitive pricing. The effect of these cycles on suppliers, including us, has been magnified by hard disk drive manufacturers' practice of ordering recording heads in excess of their needs during periods of rapid growth, which increases the severity of the drop in the demand for recording heads during periods of slower growth or contraction. An oversupply of hard disk drives occurred in early 1998 and, as a result, head suppliers, including us, experienced intense pricing pressure on their inductive thin film and MR head products. A continued decline in demand for hard disk drives, as experienced by the industry during fiscal 1998, has seriously harmed our business, financial condition and results of operations. A continued decline in demand for older products and the failure to bring new products to the market would seriously harm our future business, financial condition and results of operations.

We Have Significant Capital Needs

      The recording disk head industry involves significant capital investment. Substantial expenditures are necessary for research and development in order to obtain technological improvements and develop new technologies such as MR and GMR disk head products. We believe that, in order to achieve our objectives, we will need significant additional resources over the next several years for capital expenditures, working capital and research and development. During fiscal 1999, we plan to purchase or enter into lease financing for approximately $45 million of manufacturing equipment and facility improvements. We believe that we will be able to fund future expenditures from a combination of existing cash balances, sale of Common Stock, cash flow from operations, equipment lease financing arrangements and existing credit facilities. We may, however, need additional sources of capital to meet our financing requirements. We cannot assure you that such additional funds will be available to us or, if available, upon terms and conditions acceptable to us. If we are unable to obtain sufficient capital, we will need to curtail our operating and capital expenditures, which could seriously harm our future business, financial condition and results of operations.

We Must Service Short-term Borrowings and Some of Our Loans are
Callable

      At February 22, 1999, we had approximately $60.2 million of short-term borrowings outstanding in variable interest rate demand loans from banks in Malaysia, where we have substantial manufacturing operations. The loans are callable on demand and have no termination date. The loans are used for the purchase of manufacturing equipment and for working capital purposes. While we have no reason to believe the loans will be called, we cannot assure you that the banks will continue to make such loans available. We have several significant lease obligations and bank loans which are payable on a monthly basis. We cannot assure you that we will continue to meet these obligations when they come due. If we do not, the lenders could enforce penalties, reclaim equipment or intellectual property, or otherwise seriously harm our business, financial condition and results of operations.

Our Revenues Come Primarily From a Few Customers

      We have depended on two customers for most of our recent sales. We cannot assure you that these customers will continue to purchase from us or that we will be successful in obtaining new customers.

      The disk head industry is intensely competitive and largely dependent on sales to a limited number of major disk drive manufacturers. Western Digital accounted for 72% of our net sales in fiscal 1998; Samsung Electronics accounted for 27% of our net sales during fiscal 1998.

      On April 30, 1998, Western Digital and IBM entered into a letter of intent. IBM plans to supply Western Digital with GMR heads and other components and technology for desktop hard drives. Western Digital expects to introduce hard drives based on IBM products and designs in the first half of calendar year 1999. However, the agreement does not preclude other head suppliers, such as us, from competing on future non-IBM desktop programs at Western Digital. We cannot assure you, however, that we will be able to successfully bid for and receive purchase orders for these programs in the future.

      Our ability to obtain new customers depends on whether we can:

      o Achieve delivery of products that meet customer specifications at competitive prices.

      o Anticipate technological changes and meet development requirements in a timely fashion.

      o Develop products to meet individualized customer requirements.

      Our business, financial condition and results of operations will be seriously harmed if:

      o     We are unable to attract new customers.

      o If vertically integrated manufacturers do not continue to purchase hard drive components from third parties like us.

      o Non-integrated disk drive manufacturers begin to develop component manufacturing ability.

      o Hard drive manufacturers enter into exclusive strategic arrangements with component manufacturers.

We Face Intense Competition and May Not Be Able to Remain Competitive

      We face intense competition for our hard drive components.
We cannot assure you that we will continue to develop technology or sales and manufacturing capabilities to compete effectively with our competitors.

      We compete with other independent recording head suppliers, as well as disk drive manufacturers that produce magnetic recording heads used in their own products. Read-Rite
Corporation ("Read-Rite") has been the largest domestic competitor among independent MR disk head manufacturers and has had substantially greater sales of MR disk head products than us.

      Currently, several large Japanese companies, some with considerably more resources than us, compete in the independent head market and have had considerable success in gaining market share. Alps Electric Corporation, TDK Corporation (and its SAE Magnetics subsidiary) and Yamaha Corporation continue to aggressively develop and market recording heads.

      Other independent recording head manufacturers that are shipping, or intend to ship, to the original equipment manufacturer (OEM) marketplace include Headway Technologies, Inc., Silmag, Kaifa Technology, Inc. and Hitachi Metals Ltd.

      Disk manufacturers such as Fujitsu, Hitachi, IBM, and Seagate Technology produce some or all of their own inductive thin film, MR, and GMR heads they use. All of these companies have significantly greater financial, technical and marketing resources than us. IBM also makes its recording head products available in the OEM market to competing drive manufacturers.

We Depend on Foreign Operations Which are Subject to Additional
Risks

      We conduct our slider production, assembly and test operations in our facilities in Korea, Malaysia and China. Further, independent contractors conduct manufacturing and assembly operations for us in Malaysia and China. Our operations in Korea have, from time to time in recent years, been affected by labor disruptions and may face potential labor shortages in the future, as other disk drive and component manufacturers expand their production facilities in Malaysia. In addition to risks of labor disruption, civil unrest and political instability, our foreign operations may be subject to:

      o      Delays in obtaining governmental permits and approvals.

      o      Currency exchange fluctuations.

      o      Currency and trade restrictions.

      o      Transportation problems.

We May Not Be Able to Protect our Intellectual Property or May Be
Accused of Infringing Others' Intellectual Property

      We regard elements of our manufacturing processes, product designs, and equipment as proprietary, and we seek to protect our proprietary rights through a combination of employee and third party non-disclosure agreements, internal procedures, trade secret laws and patent protection. We have been issued a number of United States and foreign patents and have additional patent applications pending. We cannot assure you that patents will be issued with respect to our applications or that any patents issued to us will protect our competitive position. Also, we are aware that certain licenses will need to be obtained in order to manufacture and market GMR disk drive heads. There can be no assurance that we can obtain such licenses on commercially reasonable terms, if at all.

      We believe that our success depends on the innovative skills and technological competence of our employees and upon proper protection of our intellectual properties. We have, from time to time, been notified of claims that we may be infringing patents owned by others. If it appears necessary or desirable, we may seek licenses under patents that we may in the future have allegedly infringed. Although patent holders commonly offer licenses under these circumstances, licenses may not be offered or the terms of any offered licenses may not be acceptable to us. In addition, we will be required to obtain a license from third parties to sell products based on MR and GMR technologies. If we do not obtain the license on favorable terms or at all, we will suffer immediate serious harm to our business, financial condition and results of operations. The failure to obtain a key patent license from a third party could cause us to incur substantial liabilities and we may be required to suspend the manufacture of the products using the patented invention.

Our Stock Price Has Varied Greatly and May Continue to Fluctuate

      The market price of our Common Stock has been volatile, with closing market prices ranging from $4.00 to $33.25 per share during fiscal 1998 and from $3.38 to $9.19 per share during the first five months of fiscal 1999. Our stock price may fluctuate in the future due to a number of factors, including:

      o     Quarter-to-quarter operating results.

      o Market assessments of proposed and completed strategic transactions, including the merger.

      o     Disk drive and computer industry conditions.

      o Awards of product qualifications and customer orders to competitors.

      o Changes in prices of our products or the products sold by our competitors.

      o New product or product development announcements by us or our competitors.

      o     General market and economic conditions.

The volatility of the stock markets in recent years has caused wide fluctuations in trading prices of stocks of technology companies independent of their individual operating results. The market price of our Common Stock at any given time may be reduced by factors independent of our operating results. The volatility of our stock price may reduce our ability to raise additional operating funds.

We May Not Be Ready for Year 2000 Computer Issues

      The "Year 2000" issue exists because the date codes used in some computer hardware and software systems use only two digits and are therefore unable to distinguish between the years 1900 and 2000. Although we have partially completed an investigation of our year 2000 exposure and we are in the process of transferring DAS systems over to our systems, we cannot assure you that we are ready for year 2000. Although we believe we will not incur significant expenses relating to year 2000 readiness, we are continuing to evaluate our information technology and product infrastructures for year 2000 compliance. Any unresolved or undetected year 2000 compliance problems could seriously harm our business, financial condition and results of operations.

      Our effort to address year 2000 issues began in 1997. In fiscal 1998, we spent $7.5 million to complete the implementation of a worldwide management information system that addresses the year 2000 issue and also provides fully integrated manufacturing and financial capabilities. In addressing year 2000 issues, we have employed a five-step process consisting of:

      o      Conducting a company-wide inventory.

      o      Assessing year 2000 compliance.

      o      Remediating non-compliant hardware and software.

      o      Testing remediation hardware and software.

      o      Certifying year 2000 compliance.

      Personnel from operations and from functional disciplines, as well as information technology professionals, are involved in the process. Inventory and assessment activities are estimated to be approximately 75 percent complete. However, this estimate is continuously updated as new information becomes available. Overall remediation efforts are estimated to be approximately
50 percent complete. Communication with customers and suppliers to determine the extent of their year 2000 efforts is an integral part of the program. Costs for year 2000 efforts are not being accumulated separately. Much of the cost is being accounted for as part of normal operating budgets.

Shares Eligible for Future Sale May Adversely Affect Market Price of Our Common Stock

      If our stockholders sell substantial amounts of our Common Stock (including shares issued upon the exercise of outstanding options and warrants) in the public market, the market price of our Common Stock could fall. These sales also might make it more difficult to sell equity or equity-related securities in the future at a time and at a price we deem appropriate. The Company currently has outstanding: (i) 7% Convertible Subordinated Debentures due 2006 which are convertible into 6,200,000 shares of the Company's Common Stock and (ii) warrants to purchase 1,200,000 shares of the Company's Common Stock. In addition, under various of the Company's stock option plans, the Company has an additional 837,868 shares available for issuance pursuant to stock options.

                                USE OF PROCEEDS

      We will not receive any proceeds from the sale of Common
Stock offered by the selling stockholders.

                             SELLING STOCKHOLDERS

      This prospectus may be used in connection with the sale of certain shares of Common Stock by the selling stockholders. The following table provides information as to the shares of Common Stock owned beneficially by the selling stockholders as of February 25, 1999, the number of shares to be sold by the selling stockholders and the number of shares which will be owned by the selling stockholders after the offering.

                                                               NUMBER OF       SHARES
                                                              SHARES TO BE   BENEFICIALLY
NAME OF SELLING                   NUMBER OF BENEFICIALLY       OFFERED FOR   OWNED AFTER
STOCKHOLDER <F1>                 OWNED PRIOR TO OFFERING <F2>     RESALE      OFFERING <F2>
---------------                  --------------------------      ------      ------------
                                   NUMBER      PERCENT


Cassin, Brendan Joseph and         186,872       *               186,872        0
Isabel B., Trustees of the
Cassin Family Trust U/D/T
dated January 31, 1996

Donald L. Lucas Profit              65,815       *                65,815        0
Sharing Trust DTD 1-1-84

Lucas, Richard M. Cancer            52,619       *                52,619        0
Foundation

Donald L. Lucas, Trustee,           13,196       *                13,196        0
Donald L. Lucas and Lygia
S. Lucas Trust DTD 12/3/84

Viko Technology, Inc.               35,189       *                35,189        0

Patel, Pinakin R., Trustee          17,594       *                17,594        0
of the Pinakin R. and
Kalpana P. Patel Trust,
January 13, 1986

Kitrosser, Steven P.                 4,486       *                 4,486        0

                                 Page 22 of 42


Teal, Robert G.                      5,383       *                 5,383        0

Davis, Joseph                        1,759       *                 1,759        0

Frontline Partners, L.P.           175,948       *               175,948        0

Comdisco                            33,824       *                33,824        0

Venture Lending & Leasing Inc.      12,725       *                12,725        0

Victory Ventures LLC               323,407       *               323,407        0

Jacobson, Crystalynn                    29       *                    29        0

Raza, S. Atiq                       52,756       *                52,756        0

Equities Holdings LLC               26,199       *                26,199        0

Sierra Ventures VI               1,747,818     4.15%           1,747,818        0

SV Associates VI                   167,233       *               167,233        0

AK Investments, Inc.               351,920       *               351,920        0

RWI Group II, L.P.                 213,862       *               213,862        0

CitiCorp                           958,279     2.27%             958,279        0

Das, Shyam C.                           95       *                    95        0

Northlea Partners, Ltd.              3,985       *                 3,985        0

Levy, Leonard, Smith                 1,112       *                 1,112        0

Barney, Inc. Custodian FBO
Goel, Prabhaker as                  17,596       *                17,596        0

Custodian for Prakrati Goel
Goel Foundation                     17,596       *                17,596        0

Adkisson, James                      4,399       *                 4,399        0

Enguehard, Barre                     8,798       *                 8,798        0

East River Ventures, L.P.          950,930     2.26%             950,930        0

Chisholm Private Capital           485,294     1.15%             485,294        0
Partners, L.P.

Popular Profile Sdn. Bhd.          175,960       *               175,960        0

Carozza, Anna and Dary               1,935       *                 1,935        0

Dewis, Joan                          2,551       *                 2,551        0

Vitiello, Salvatore J.               2,199       *                 2,199        0


                                 Page 23 of 42

Lautman, William                    17,595       *                17,595        0

Lindgren, Alicia B.                  4,231       *                4,2231        0

DeMarco, Christopher                 2,639       *                 2,639        0

Petillo, John                        8,798       *                 8,798        0

M3 Partners, L.C.                   70,384       *                70,384        0

Newman, Harold J.,                  35,192       *                35,192        0

Newberger & Berman, LLC,
Custodian FBO, IRA Rollover
Newman Harold J.                    52,788       *                52,788        0

M3 Partners L.C.                     4,961       *                 4,961        0

Bailey, Clarke H.                    3,416       *                 3,416        0

Egan, Robert L.                      3,416       *                 3,416        0

Rawn, Stanley R.                     3,416       *                 3,416        0

Hackett, Melinda, Trust FBO          1,240       *                 1,240        0

Pascal, Donald T.                    5,639       *                 5,639        0

Lowenberg, Jonathan M.                 496       *                   496        0

Doykos, James                          496       *                   496        0

Chorske, Michael W.                    496       *                   496        0

Hackett, Montague III,               1,240       *                 1,240        0

Trust FBO
Rubin, Donald                        6,269       *                 6,269        0

Martin, Neil P.                      1,759       *                 1,759        0

Martin, Herbert J.                  17,596       *                17,596        0

Lehman Brothers MBG Venture         15,234       *                15,234        0
Capital Partners 1997 L.P.

LBI Group Inc.                     232,422       *               232,422        0

Walter A. Carozza                    3,519       *                 3,519        0

Aragon Fondkommission AB           175,963       *               175,963        0

Brewin Nominees Limited              7,037       *                7,037         0

Gerlach & Co                        43,999       *                43,999        0


                                 Page 24 of 42


Banque Edouard Constant SA          52,788       *                52,788        0

Task Holdings Limited              175,963       *               175,963        0

Zaccaria, Bert L.                  204,761       *               204,761        0

DAHLM Partners                      21,995       *                21,995        0

English, Robert D.                  17,595       *                17,595        0

Hart, Larry                            924       *                   924        0

KTS Partners LLC                   351,926       *               351,926        0

Lockwood, Christopher J.            17,595       *                17,595        0

Price, D. Miles                     17,595       *                17,595        0

Strauss, Peter                      26,394       *                26,394        0

Whittier Ventures LLC              175,963       *               175,963        0

Berlin, Howard R.                   35,192       *                35,192        0

Paduano, Daniel P.                  35,192       *                35,192        0

JAFCO Co., Ltd.                    175,963       *               175,963        0

JAFCO R-3 Investment               120,523       *               120,523        0
Enterprise Partnership

JAFCO JS-3 Investment               72,313       *                72,313        0
Enterprise Partnership

JAFCO G-6(A) Investment            108,470       *               108,470        0
Enterprise Partnership

JAFCO G-6(B) Investment            108,470       *               108,470        0
Enterprise Partnership

JAFCO G-7(A) Investment            147,038       *               147,038        0
Enterprise Partnership

JAFCO G-7(B) Investment            147,038       *               147,038        0
Enterprise Partnership

U.S. Information Technology        527,890       *               527,890        0
No. 2 Investment Enterprise
Partnership

Flinn, Lawrence Jr.                175,963       *               175,963        0

Yorkton Securities Inc. in          68,625       *                68,625        0
trust for Valeo Limited


                                 Page 25 of 42


Falore, David J.                     1,759       *                 1,759        0

Falore, Joseph M.                    1,759       *                 1,759        0

Schaltz, Gerald and Sharon           1,759       *                 1,759        0
A., Trustees Shaltz Family
Trust, DTD 1/12/98
Rush & Co.                          19,356       *                19,356        0

Lehman Brothers MBG                    577       *                   577        0
Ventures Capital Partners
1998 (A) L.P.

Lehman Brothers MBG                     10       *                    10        0
Ventures Capital Partners
1998 (B) L.P.

Lehman Brothers MBG Venture             65                            65        0
Capital Partners 1998 (C)
L.P.

M.I.S. VC Partners, L.P.           615,870     1.46%             615,870        0

Watershed Partners, L.P.           299,505       *               299,505        0

Watershed Cayman, Ltd.             299,505       *               299,505        0

JAFCO America Ventures, Inc.       955,445     2.27%             955,445        0

The Chase Manhattan Bank,        4,900,989    11.63%           4,900,939        0
as Trustee for First Plaza
Group Trust <F3>

Mitchel G. Underseth                69,307       *                74,257        0

ORYX Technology Corp.               54,455       *                54,455        0


---------------

<F1>  Mr. Zaccaria became a member of our Board of Directors on
      February 26, 1999.

<F2>  The calculation of shares of Common Stock beneficially owned was determined in accordance with Rule 13d-3 of the Exchange Act.

<F3>  The Chase Manhattan Bank acts as the Trustee (the "Trustee") for the
      First Plaza Group Trust (the "Trust"), a trust under and for the benefit of certain employee benefit plans of General Motors Corporation ("GM") and its subsidiaries. The address of Trust is c/o The Chase Manhattan Bank, as Trustee for First Plaza Group Trust, 4 Chase Metrotech
      Center, Brooklyn, New York 11245.   These shares may be deemed to
      be owned beneficially by General Motors Investment Management Corporation ("GMIMCO"), a wholly owned subsidiary of GM. GMIMCO's principal business is providing investment advice and investment

                                 Page 26 of 42


      management services with respect to the assets of certain employee benefit plans of GM and its subsidiaries and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities. GMIMCO is serving as the Trust's Investment manager with respect to these shares and in that capacity has sole power to direct the Trustee as to the voting and disposition of these shares. Because of the Trustee's limited role, beneficial ownership of these shares by the Trustee is disclaimed. The address of GMIMCO is 767 Fifth Avenue,
      New York, New York 10153.

      Our registration of the shares included in this prospectus does not necessarily mean that the selling stockholders will decide to sell any of the shares offered hereby. The shares covered by this prospectus may be sold from time to time by the selling stockholders so long as this prospectus remains in effect; provided, however, that the selling stockholders are first required to contact us to confirm that this prospectus is in effect.


                           DESCRIPTION OF COMMON STOCK

      Each holder of the Common Stock is entitled to one vote per share held of record on each matter submitted to stockholders. Cumulative voting for the election of directors is not permitted, and the holders of a majority of shares voting for the election of directors can elect all members of the Board of Directors.

      Holders of record of shares of the Common Stock are entitled to receive ratably dividends when and if declared by the Board of Directors out of funds of legally available therefor. In the event of a voluntary or involuntary winding up or dissolution, liquidation or partial liquidation, holders of the Common Stock are entitled to participate ratably in any distribution of the assets of our company.

      Holders of the Common Stock have no conversion, redemption or preemptive rights. All outstanding shares of the Common Stock are validly issued, fully paid and nonassessable.


                              PLAN OF DISTRIBUTION

      Neither we nor the selling stockholders have employed an underwriter for the sale of Common Stock by the selling stockholders. The Company will bear all expenses, other than broker or dealer discounts and commissions, stock transfer taxes and the fees and disbursements of separate counsel, if any, retained by the shareholders, associated with the sale of the Common Stock. The securities covered by this prospectus may be sold by or for the account of the selling stockholders pursuant to this prospectus or pursuant to Rule 144 under the Securities Act.

      The selling stockholders may offer their shares of Common Stock directly or through pledgees, donees, transferees or other successors in interest at various times in one or more of the following transactions (which may include block transactions):

      - On any stock exchange (including the New York Stock Exchange, the principal market for the Company's shares) on which the shares of Common Stock may be listed at the time of sale, either through a broker or otherwise;

      -     In negotiated transactions;

      -     In the over-the-counter market;

      -     In a combination of any of the above transactions; or

      - Through put or call option transactions, through short sales or a combination of these methods.

      The selling stockholders may offer their shares of Common
Stock at any of the following prices:

      -     Fixed prices which may be changed;

      -     Market prices prevailing at the time of sale;

      -     Prices related to such prevailing market prices; or

      -     At negotiated prices.

      If applicable law requires, we will add a supplement to this prospectus to disclose the specific shares to be sold, the names of the selling stockholders, the public offering prices of the shares to be sold, the names of any broker or dealer employed by the selling stockholders in connection with such sale, and any applicable commission or discount with respect to a particular offer.

      The selling stockholders may effect such transactions by selling shares to or through broker-dealers, and all such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares of Common Stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

      Any broker-dealer acquiring Common Stock from the selling stockholders may sell the shares either directly, in its normal market-making activities, through or to other brokers on a principal or agency basis or to its customers. Any such sales may be at prices then prevailing on the New York Stock Exchange or at prices related to such prevailing market prices or at negotiated prices to its customers or a combination of such methods. The selling stockholders and any broker-dealers that act in connection with the sale of the Common Stock hereunder might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act; any commissions received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any such commissions, as well as other expenses incurred by the selling stockholders and applicable transfer taxes, are payable by the selling stockholders.

      We have not registered or qualified offers and sales of shares of the Common Stock under the laws of any country, other than the United States. To comply with certain states' securities laws, if applicable, the selling stockholders will offer and sell their shares of Common Stock in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the selling stockholders may not offer or sell shares of Common Stock unless we have registered or qualified such shares for sale in such states or we have complied with an available exemption from registration or qualification.

      Any broker-dealer acquiring Common Stock offered hereby may sell such securities either directly, in its normal market-making activities, through or to other brokers on a principal or agency basis or to its customers. Any such sales may be at prices then prevailing on the New York Stock Exchange, at prices related to such prevailing market prices or at negotiated prices to its customers or a combination of such methods. In addition and without limiting the foregoing, the selling stockholders may be subject to applicable provisions of Regulation M under the Exchange Act of 1934, which may limit the timing of the purchases and sales of shares of Common Stock by the selling stockholders.

                                 LEGAL MATTERS

      The validity of the shares of Common Stock has been passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, Los
Angeles, California.

                                    EXPERTS

      The audited consolidated financial statements and schedules of Applied Magnetics Corporation included or incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

      The financial statements of DAS Devices, Inc., as of and for the year ended December 31, 1997 incorporated in this Prospectus by reference from the Company's Current Report on Form 8-K/A filed March 5, 1999, have been audited by Deloitte &
Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

No person has been authorized to
give any information or to make
any representations other than
those contained in this
prospectus in connection with
the offer made by this
prospectus.  If given or made,             APPLIED MAGNETICS CORPORATION
you must not rely on such
information or representations.
You should not consider that the
delivery of this prospectus or
any sale made hereunder  under
any circumstances creates any                      18,002,367 Shares of
implication that there has been                        Common Stock
no change in us or in our
business, operations or
financial condition since the
date of this prospectus.  This
prospectus does not constitute
an offer or solicitation by
anyone in any jurisdiction in
which such offer or solicitation
is not qualified to do so or to
anyone to whom it is unlawful to
make such solicitation.

      Table of Contents

Where You Can Find More Information             4

Prospectus Summary                              5

Risk Factors                                    11

Use of Proceeds                                 22
                                                            Prospectus
Selling Stockholders                            22

Description of Common Stock                     27          ________, 1999

Plan of Distribution                            27

Legal Matters                                   29

Experts                                         29

                                    Part II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

      The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee and the listing fee.

Securities and Exchange Commission
  registration fee                             $15,518*

Printing and engraving expenses                  2,000*

Accounting fees and expenses                     7,500*

Legal fees and expenses                         15,000*

Miscellaneous expenses                           1,000*

      Total                                    $41,018

      *Estimate


Item 15.    Indemnification of Directors and Officers

      The indemnification of officers and directors of the Registrant is governed by Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") and the Certificate of Incorporation and By-Laws of the Registrant. Subsection (a) of DGCL Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys'




                                     II-1
                                Page 31 of 42

fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

      Subsection (b) of DGCL Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      DGCL Section 145 further provides that to the extent that a present or former director or officer is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. In all cases in which indemnification is permitted under subsections (a) and (b) of Section 145 (unless ordered by a court), it shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is




                                     II-2
                                Page 32 of 42
proper in the circumstances because the applicable standard of conduct has been met by the party to be indemnified. Such determination must be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or
(2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders. The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it shall ultimately be determined that he was not entitled to indemnification. DGCL Section 145 also provides that indemnification and advancement of expenses permitted thereunder are not to be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-law, agreement, vote of stockholders or disinterested directors, or otherwise. DGCL Section 145 also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such persons against the liabilities insured.

      The Certificate of Incorporation of the Registrant (the "Certificate") provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of
Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

      The Registrant's By-laws provide that the Registrant shall indemnify an officer or director for any costs incurred by such officer or director in connection with a proceeding against such officer or director by reason of the fact that he is or was an officer or director of the Registrant, unless such




                                     II-3
                                Page 33 of 42
indemnification is prohibited under applicable law. Pursuant to the By-laws, the Registrant may also be required to advance funds to an officer or director who is entitled to indemnification upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined that such person is not entitled to indemnification. The By-laws further provide that the Registrant may provide indemnification or the advancement of expenses to any other person as permitted by applicable law. Such By-law provisions are intended to be broader than the statutory indemnification provided in the DGCL. However, the extent to which such broader indemnification may be permissible under Delaware law has not been established.

      The Registrant maintains a directors and officers liability policy. The policy's coverage, among other things, (i) provides for payment on behalf of the Registrant's officers and directors against loss (as defined in the policy) stemming from acts committed by directors and officers in their capacities as such, with no annual individual deductible element per director or officer, and (ii) provides for reimbursement of the Registrant against such loss for which the Registrant grants indemnification to any director or officer, as permitted by law.


Item 16.    EXHIBITS

5.1   Opinion of Sheppard, Mullin, Richter & Hampton LLP

23.1  Consent of Arthur Andersen LLP

23.2  Consent of Deloitte & Touche LLP

23.3 Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)

24.1  Power of Attorney of certain officers and directors
      (included on page S-1)

Item 17.    UNDERTAKINGS

      The undersigned Registrant hereby undertakes:

      1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration
Statement:

            a. To include any prospectus required by Section 10(a)(3) of the Securities Act;

            b. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement
(or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registrant Statement;


                                     II-4
                                Page 34 of 42

            c. To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      Provided, however, that paragraphs (1)(a) and (1)(b) do not apply if the Registration Statement is on Form S-3, or Form S-8, and the information required to be included in a post- effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

      2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange




                                     II-5
                                Page 35 of 42

Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

      1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new
Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.







                                     II-6
                                Page 36 of 42

                                  SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Goleta, State of California, on March 8, 1999.

APPLIED MAGNETICS CORPORATION

By   /S/ Craig D. Crisman
     _______________________________
            Craig D. Crisman
         Chief Executive Officer


                               POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Craig D. Crisman and Jerry Goldress, and each of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this registration statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                             Date
---------                                             ----

/s/ Craig D. Crisman                               March 8, 1999
_______________________________________
Craig D. Crisman, Chairman of the Board
and Chief Executive Officer
(principal executive officer,
principal financial officer)


/s/ Peter T. Altavilla                             March 8, 1999
_______________________________________
Peter T. Altavilla, Secretary and
Controller (principal accounting officer)


/s/ Herbert Dwight, Jr.                            March 8, 1999
______________________________________
Herbert Dwight, Jr., Director

                                      S-1
                                Page 37 of 42

/s/ Harold Frank                                   March 8, 1999
______________________________________
Harold Frank, Director


/s/ Jerry Goldress                                 March 8, 1999
______________________________________
Jerry Goldress, Director


/s/ R. C. Mercure, Director                        March 8, 1999
______________________________________
R. C. Mercure, Director





                                      S-2
                                Page 38 of 42

                                   EXHIBIT 5.1

                               [On SMR&H Letterhead]


                              March 8, 1999


Applied Magnetics Corporation
75 Robin Hill Road
Goleta, California  93117



Re:   Registration Statement on Form S-3


Ladies and Gentlemen:

            As special counsel for Applied Magnetics Corporation, a Delaware corporation ("AMC"), in connection with AMC's Registration Statement on Form S-3, No. 333-_____ (the "Registration Statement"), registering a maximum of 18,002,367 shares of AMC's Common Stock, $0.10 par value (the "Shares"), to be sold on behalf of certain holders thereof (the "Offering"), we have been requested to render this opinion.

          For the purpose of rendering the opinion set forth herein, we have been furnished with and examined only the following documents:

            1. The Certificate of Incorporation of AMC, certified by the Delaware Secretary of State as of February 5, 1999;

            2.    The Bylaws of AMC, certified by the Secretary of AMC;

            3.    The Registration Statement; and

            4. Records of the meetings of the Board of Directors of AMC pertaining to the Offering.


                                      S-3

Applied Magnetics Corporation
March 5, 1999
Page 2


            With respect to all of the foregoing documents, we have assumed, without investigation, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to originals of all documents submitted to us as certified or reproduced copies. We also have obtained from the officers of AMC such advice as to such factual matters as we consider necessary for the purpose of this opinion, and insofar as this opinion is based on such matters of fact, we have relied on such advice. We express no opinion as to the statistical information and the financial statements, the notes thereto and related schedules and other financial data, included, or documents incorporated by reference, in the Registration Statement.

            Based on the foregoing, subject to the assumptions, limitations and exceptions set forth herein, we are of the opinion that the Shares to be sold in the Offering are duly authorized, validly issued, fully paid and nonassessable.

            Our opinion expressed herein is limited to those matters expressly set forth herein, and no opinion may be implied or inferred beyond the matters expressly stated herein. We hereby disclaim any obligation to notify any person or entity after the date hereof if any change in fact or law should change our opinion with respect to any matter set forth in this letter.

            This opinion is limited to the Delaware General Corporation Law and the Securities Act, to present judicial interpretations thereof and to facts as they presently exist. In rendering this opinion, we have no obligation to revise or supplement it should such laws be changed by legislative action, judicial decision or otherwise.

            We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption "Legal Matters" in the prospectus which is part of the Registration Statement.

                              Very truly yours,








                                      S-4

                                 EXHIBIT 23.1


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


     As independent public accountants, we hereby consent to the incorporation by reference in this Registration Statement of our reports dated December 15, 1998 included (or incorporated by reference) in Applied Magnetics Corporation's Form 10-K for the fiscal year ended October 3, 1998 and to all references to our firm included in this Registration Statement.


                                        /s/ Arthur Andersen LLP
                                        -----------------------
                                          ARTHUR ANDERSEN LLP

Los Angeles, California
March 3, 1999











                                      S-5
                                Page 41 of 42

                                 EXHIBIT 23.2



INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of Applied Magnetics Corporation on Form S-3 of our report dated February 27, 1998 (March 9, 1998 as to the last sentence, second paragraph of Note 4), on the financial statements of Das Devices, Inc. as of and for the year ended
December 31, 1997, appearing in the Current Report on Form 8-K/A of
Applied Magnetics Corporation filed March 5, 1999 and to the reference to us under the heading "Experts" in the Prospectus, which is part of such Registration Statement.




Deloitte & Touche LLP
San Jose, California
March 5, 1999.











                                      S-6
                                Page 42 of 42